13 February 2002
Number: 08/02

BHP BILLITON APPROVES MAD DOG OIL/GAS DEVELOPMENT

BHP Billiton today announced approval for the development of its Mad Dog oil and gas discovery in the ultra-deepwater Green Canyon area of the Gulf of Mexico.

The Mad Dog field contains estimated reserves in the range of 200-450 million barrels of oil equivalent (mmboe) gross. (BHP Billiton share 42-94 mmboe after deduction of royalty at a rate of 12.5 per cent.)

The BHP Billiton Board has sanctioned a capital expenditure for field development of up to US$335 million. The final expenditure will depend on the number of development wells required to optimise the capture of reserves.

Mad Dog is located in water depths of 4,500 to 6,800 feet and will be developed using proven technology - a truss SPAR with an integrated drilling rig, dry trees, and 16 well slots.

The capital expenditure involves the detailed engineering and installation of the SPAR facility and drilling of new development wells. It will also include the sidetracking of two previously drilled appraisal wells, and the completion of those wells as producers.

The gross design capacity of the facility will be 80,000 barrels of oil per day (bopd) and 40 million standard cubic feet of gas per day (mmscfd). First production is expected by the end of calendar year 2004, with production at full design capacity expected to occur within 12 months. The field has an estimated life of 20 years.

President and CEO BHP Billiton Petroleum Philip Aiken said that approval of the Mad Dog development represented another significant milestone in the Group's ultra-deepwater Gulf of Mexico strategy.

"The Gulf of Mexico is a key component in BHP Billiton Petroleum's growth program, and the Mad Dog field will be an important addition to production already captured at Genesis (acquired in 2000) and Typhoon
(on-stream in 2001)," he said.

"Mad Dog will be a major oil and gas development, which will add significant value to BHP Billiton's portfolio of petroleum assets. Later this year we also expect to announce the sanctioning of the Atlantis development, which will become our second ultra-deepwater producing asset in the Gulf."

BHP Billiton has ownership interests in more than 220 leases in the Central Gulf of Mexico. The Mad Dog field is situated in the Atwater Foldbelt, 125 miles from the Louisiana coast. It is a very large structure, with over 4,000 feet of structural closure covering 26,500 acres.

Discovered in November 1998 with the exploration well Mad Dog-1
(drilled in Green Canyon block 826), the accumulation is located inside a unit that was expanded to eight blocks in April 2000. It comprises Green Canyon blocks 825, 826, 738, 739, 781, 782 (the northern half of the block was added to the original prospect area that included the southern half) and 783.

BHP Billiton holds a 23.9 per cent working interest in Mad Dog with partners BP (designated operator) 60.5 per cent interest, and Unocal
15.6 per cent.


Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com


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